Mail Stop 6010   June 2, 2008

Dr. Tony Milici, Chief Executive Officer
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado 80033

Re: GeneThera, Inc.
Preliminary information statement filed May 23, 2008
Revised preliminary information statement filed May 29, 2008
File No. 0-27237

Dear Dr. Milici:

        We have completed our review of your preliminary information statement and
related filings and have no further comments at this time.

                                                    Sincerely,

                                                    Jeffrey Riedler
                                                    Assistant Director